UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K
Report of Foreign issuer

Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the Month of November, 2013

(Commission File. No 0-30718).

SIERRA WIRELESS, INC., A CANADIAN CORPORATION
(Translation of registrant’s name into English)

13811 Wireless Way Richmond, British Columbia, Canada V6V 3A4
(Address of principal executive offices and zip code)

Registrant’s Telephone Number, including area code: 604-231-1100

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F           40-F    X

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes:      ____      No:    X

Sierra Wireless Files with European Commission and U.S. Federal Trade Commission against Nokia for Abuse of Dominant Position in GSM and 3G Essential Patents

VANCOUVER, British Columbia--(BUSINESS WIRE)--November 21, 2013--Sierra Wireless (NASDAQ:SWIR) (TSX:SW) today announced it has submitted a complaint with the European Commission (EC) against Nokia for anti-competitive behavior and a request for the U.S. Federal Trade Commission (FTC) to start a formal investigation.

The EC complaint says Nokia is discriminating against Sierra Wireless and abusing its dominant position as a GSM and 3G standard essential patent (SEP) holder. Sierra Wireless alleges that Nokia applies widely different, and therefore unfair, royalty rates for the same SEPs to make identical GSM wireless modules; that Nokia is imposing unfavorable and unreasonable royalty terms that put Sierra Wireless at a competitive disadvantage; and that Nokia has refused to license 3G SEPs for wireless modules in spite of its clear obligation and repeated requests from Sierra Wireless to do so.

Sierra Wireless believes that Nokia is in breach of Article 102 of the Treaty on the Functioning of the European Union and Nokia’s obligation to grant SEP licenses on fair, reasonable and non-discriminatory terms (FRAND) as required by the European Technology Standards Institute (ETSI).

Sierra Wireless has been seeking a mutually acceptable resolution of the royalty rate issues and a license to use Nokia’s 3G SEPs. With no clear response from Nokia, Sierra Wireless believes the best way to resolve this matter and clarify royalty discrepancies is to file a complaint with the EC. In addition, Sierra Wireless has notified the U.S. Federal Trade Commission (FTC) of the complaint and requested the FTC open an investigation into Nokia’s breach of FRAND rules and U.S. laws on fair trade and monopoly practices. The company has also requested the ETSI to investigate Nokia’s behaviour in breaching its commitment to the FRAND rule with another ETSI member.

Pierre Cosnier, Senior Director, Legal Affairs for Sierra Wireless said: “We are acting to protect our customers and ourselves from the unreasonable actions of some standard essential patent holders, which result in unresolved patent license disagreements that we want to remedy on fair, reasonable and non-discriminatory terms.”

Sierra Wireless is urging the EC to investigate and require Nokia to reveal the pricing for 2G and 3G SEP licenses with other licensees, end the breaches outlined in the complaint, sanction Nokia, and require these patent licenses to be granted on FRAND terms.

About Sierra Wireless

Sierra Wireless (NASDAQ:SWIR) (TSX:SW) is the global leader in machine-to-machine (M2M) devices and cloud services, delivering intelligent wireless solutions that simplify the connected world. We offer the industry’s most comprehensive portfolio of 2G, 3G and 4G embedded modules and gateways, seamlessly integrated with our secure M2M cloud services. Customers worldwide, including OEMs, enterprises, and mobile network operators, trust our innovative solutions to get their connected products and services to market faster. Sierra Wireless has more than 850 employees globally and has R&D centers in North America, Europe and Asia. For more information, visit www.sierrawireless.com.

Forward Looking Statements

This press release contains forward-looking statements that involve risks and uncertainties. These forward-looking statements relate to, among other things, plans and timing for the introduction or enhancement of our services and products, statements about future market conditions, supply conditions, channel and end customer demand conditions, revenues, gross margins, operating expenses, profits, and other expectations, intentions, and plans contained in this press release that are not historical fact. Our expectations regarding future revenues and earnings depend in part upon our ability to successfully develop, manufacture, and supply products that we do not produce today and that meet defined specifications. When used in this press release, the words "plan", "expect", "believe", and similar expressions generally identify forward-looking statements. These statements reflect our current expectations. They are subject to a number of risks and uncertainties, including, but not limited to, changes in technology and changes in the wireless data communications market. In light of the many risks and uncertainties surrounding the wireless data communications market, you should understand that we cannot assure you that the forward-looking statements contained in this press release will be realized.

CONTACT:
Sierra Wireless
Sharlene Myers
T: +33 (0)1 46 29 41 49
smyers@sierrawireless.com
or
onechocolate communications
Daniel Couzens
T: +44 (0)20 7437 0227
M: +44 (0)7971 593 907
sierrawireless@onechocolatecomms.co.uk

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Sierra Wireless, Inc.

		By:	/s/ David G. McLennan
David G. McLennan, Chief Financial Officer and Secretary

Date:	November 21, 2013